File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February,2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Release dated February 25th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 25th., 2002

February 25 2002
Garza García, Nuevo León
México

VITRO REPORTS FOURTH QUARTER AND
FISCAL 2001 RESULTS

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VitroA)

Consolidated net sales maintained a positive trend in dollar terms reaching a record number of US$3 billion, rising YoY by 6.7% for the quarter and 5.1% for the year, driven by the performance of Flat Glass, Glass Containers and Acros Whirlpool

Net income increased YoY for the quarter, in dollar terms, from US$6 million to US$38 million

Total outstanding debt reduced QoQ by US$38 million, and YoY by US$58 million to US$1,576 million

EBITDA remained strong, exceeding US$500 million for the fifth consecutive year, and reaching US$513 million, although decreased YoY in dollar terms by 12.0% for the quarter and by 8.1% for the year, as a result of the slowdown of the economies in the U.S.A. and Mexico aggravated with the September 11 events

* Consolidated net sales for the year reached a record number of US$3 billion, representing a 5.1% YoY increase in dollar terms, and for the quarter reached US$783 million, representing an increase of 6.7% in dollar terms, compared with US$734 million for the fourth quarter of 2000. Flat Glass, Glass Containers and Acros Whirlpool were the main drivers of the Company's sales performance for the year and quarter.

* The Company posted net income of US$38 million for the quarter, which included charges for approximately US$7 million related to severance payments and the sale and write off of certain assets, and a total financing gain of US$18 million due mainly to a non-cash exchange gain. Net majority income reached US$23 million during the quarter.

* During the fourth quarter debt was reduced by US$38 million by achieving various internal savings and using, solely, internally generated funds. The Company met all the maturities of short-term euro commercial paper that came between the months of September and January, which was not renewed. As of this date, the Company has no commercial paper outstanding.

* EBITDA remained strong, exceeding US$500 million for the fifth consecutive year, and reaching US$513 million. However, for the quarter declined YoY by 12.0% in dollar terms, and by 8.1% for the year. The decrease was the result of pricing measures taken to strengthen market participation in certain businesses, which were significantly affected by the slowdown in demand in the U.S. and Mexican economies, aggravated as a result of the September 11 events. The impossibility of absorbing the cost of certain dollar denominated materials, notwithstanding important internal cost reduction measures also affected EBITDA. The strength of the peso continued to affect the competitiveness of the Company's exports while favoring imports into the domestic market. Lower production levels, as a result of reduced demand, resulted in a lower fixed cost absorption.

All figures provided in this communication are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are presented in constant Mexican pesos as of December 31, 2001. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month.

This communication contains certain forward-looking statements and information relating to Vitro, S.A. de C.V. and its Subsidiaries that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of Vitro with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results or performance of Vitro to be materially different from any future results or performance that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Vitro does business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Vitro does not intend, and does not assume any obligation, to update these forward-looking statements.

Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, household products and glassware. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, household appliances, fiberglass, plastic and aluminum containers, and glassware for commercial, industrial and consumer uses. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 10 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Grupo Vitro's website can be found at: http://www.vto.com

Fourth Quarter and fiscal 2001 results
Conference Call and Web cast
Tuesday, February 26, 2002
12:00 PM US CT (Monterrey time); 1:00 PM US ET

A live web cast of the conference call will be available to investors and the media at http://www.vto.com/ through Tuesday, March 26, 2002.

For inquiries regarding the web cast, please contact Dario Wolos of CCBN via telephone at (617) 801-7739, or via email at dwolos@ccbn.com

For further information, please contact:

(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vto.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com	(Media Relations) Albert Chico Vitro, S. A. de C.V. 011 (52) 8863-1335 achico@vto.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
The positive YoY sales performance in U.S. dollar terms for the year and the fourth quarter was mainly driven by the businesses of Flat Glass, Glass Containers and Acros Whirlpool. Similarly to last quarter, sales in peso terms at the Flat Glass business unit remained practically flat YoY, overcoming the pressure that a strong peso puts on prices, increased imports and the decline in demand caused by the slowdown of the U.S. economy and its impact over the Mexican economy. Flat Glass was able to increase sales in dollar terms, among other things as a result of the consolidation of Cristalglass, its European-based subsidiary. Glass Containers showed an increase resulting for the most part from the domestic market, with additional sales especially to beer producers and a general increase in sales of niche products with a better sales mix. At Acros Whirlpool, volume increases in the export markets and added sales of recently launched products, were the main drivers for the growth in sales, partially offsetting price pressures. For Glassware, sales for the quarter decreased YoY, as result of a decline in demand in the retail, institutional and industrial sectors, as a result of the slowdown of the U.S. and Mexican economies. As was announced during IIIQ'01, to improve synergies and further reduce costs, the Diverse Industries unit was integrated into the remaining units; various parts of Diverse Industries are in the process of being sold and the remaining companies will be operated as part of the remaining units. Fiber Glass, which sells to both the construction and auto segment, is now managed by the Flat Glass business unit, the plastic business, that has distribution channels similar to those of Glassware, is now managed under such unit. The remaining businesses are currently reporting to the Glass Containers unit either because of vertical integration or market similarities.

EBIT and EBITDA
EBITDA has remained strong, and was above US$500 million for the fifth consecutive year, notwithstanding adverse market conditions EBITDA for the year was US$513 million. Despite various internal measures and efforts undertaken to offset adverse circumstances, YoY EBIT and EBITDA declined mainly as a consequence of favorable imports resulting from a strong peso, pricing measures that the Company agreed to absorb to strengthen market participation in certain businesses, vis-à-vis the slowdown in demand aggravated during the IIIQ'01 in the U.S. economy, and impacting the Mexican economy as well. The strength of the peso, which has appreciated YoY by 4.6% for the year plus an annual inflation of 4.4%, continued to affect the competitiveness of the Mexican industry. Also, lower production levels, as a result of a decline in demand, resulted in a lower fixed cost absorption. Additionally, during the quarter the Company incurred certain labor expenses that were paid in lieu of profit sharing to workers, mainly in connection with the realignment of certain businesses, and that, on the other hand, improved the tax planning, therefore resulting in net free cash flow generation, plus improved services to customers and lower administrative costs. These additional expenses amounted to approximately US$10 million for the year.

Total Financing Cost
 Interest expense for the quarter decreased due to a lower weighted average cost of debt, which declined to 8.6% from 10.2% for IVQ'00 as a result primarily of lower market rates, a decrease in the aggregate amount of debt and the Company's liability management strategies. Additionally, the Company has locked-in fixed rates for certain of its floating rate liabilities, through various interest rate cap transactions that amount to US$350 million and that should aid to lower the Company's financing cost in the future. The weighted average cost of debt for fiscal 2000 was 10.3%, while for 2001 it was 9.1%. Currently, debt accruing interest at fixed rates represents 53% of total debt of the Company.

Due to the 3.6% appreciation of the peso during IVQ'01, the Company recorded a non-cash exchange gain for the period. Overall, the Company recorded, a total financing gain for the quarter of Ps$171 mill. (US$18 mill.), compared with a total financing cost of Ps$414 mill. (US$41 mill.) for the fourth quarter of last year, when a devaluation of the peso produced a non-cash foreign exchange loss.

Taxes
The Company has made an effort to improve its tax position, taking different measures to pay taxes more efficiently. As a result of that, taxes plus profit sharing to workers (PSW) for the year declined due to the reorganizations that took place at the end of 2000 and in the last quarter of 2001, within the Glass Containers, Flat Glass and Glassware business units, to improve service to customers and reduce administrative costs. Another factor that contributed to lower taxes & PSW was a reduction in the EBIT base YoY. For the quarter taxes increased YoY due to the recognition of deferred taxes in some of our foreign subsidiaries, and PSW went down as a result of the above-mentioned reorganizations.

Net Majority Income
Net income for the quarter was Ps$354 mill. (US$38 mill.), compared with Ps$51 mill. (US$6 mill.) during IVQ'00 mainly as a result of a considerable, non-cash, exchange gain. Net majority income for the quarter was Ps$217 mill. (US$23mill.), compared with a net loss of majority interest for IVQ'00 of Ps$70 mill. (US$6 mill.). The Other Income (expense) item for the quarter, included severance payments made in connection with an ongoing reorganization program and non-cash losses in connection with the sale of certain assets and the write-off of obsolete assets.

Capital Expenditures
 In the aggregate, CAPEX for fiscal 2001 was US$100 mill., US$10 mill. less than the aggregate amount of CAPEX for 2000. CAPEX for the year was mainly used for maintenance purposes. CAPEX for the year was between 15% and 20% lower than the originally budgeted US$ 120-130 million as a means to optimize the utilization of the Company's cash flow generation.

Financial Position

The US$38 million QoQ debt reduction was achieved through various internal savings and using, solely, internally generated funds. The Company met all the maturities of short-term euro commercial paper that came between the months of September and January, which was not renewed. As of this date, the Company has no commercial paper outstanding. The US$58 million debt reduction for the year, along with lower interest rates, coupled with the improvement in the Company's liability management strategies, resulted in interest. coverage of 3.3 times. Financial leverage (Total Debt/EBITDA) stood at 2.97 times, slightly higher than year-end 2000 of 288 times, but that reflects a lower EBITDA. It's worth noting that the debt reduction was achieved notwithstanding the acquisition of Cristalglass and severance payments made in connection with our ongoing corporate reorganization of US$34 million.

Debt Profile as of December 31st, 2001

* 57% of debt is long-term
* Average life of debt was 2.7 years.
* 50% of debt maturing in the period January '02 - December '02, or approximately US$334 million, is related to trade finance, which the Company regularly renews.
* Current maturities of long-term debt include a maturity of US$175 million on May '02 of a bond placed in the international capital markets.
* Rate composition of Company's debt: fixed rate = 53%; floating rate and fixed spread = 25%; short-term debt subject to market conditions = 22%.

Cash Flow
Year over year, lower CAPEX and better working capital management, along with lower taxes and dividends paid, resulted in an improvement of net free cash flow generation that offset a lower YoY EBITDA for the quarter. Net free cash flow generated during the quarter was used mainly for debt reduction, severance payments as part of the ongoing corporate reorganization, the settlement of the final equity SWAP transaction that the Company had contracted and a US$33 million increase QoQ in the Balance Sheet's Cash and Cash Equivalent line.

As a percentage of sales, working capital investments for IVQ'01 were reduced to 8.92% from 12.6% for IVQ'00.

Flat Glass
(35% of sales)

Sales

Sales of the business unit during the quarter increased 5.9% in dollar terms and remained flat in peso terms as a significant percentage of the business' revenues are denominated in U.S. dollars. On the domestic front the business remained relatively stable, despite pricing pressures from Asian imports, the slowdown of the auto segment and lower sales of fiberglass due to the maintenance given to one of its furnaces. At the same time, some volume previously consumed internally for the auto segment was shifted to the export market, favoring sales in that sector although impacting the sales mix. Foreign subsidiaries increased sales YoY by 11.3% mainly driven by Cristalglass. YoY, volumes for the quarter were flat for both construction and auto segments, although for the year volumes declined by 2.9%, basically due to the slowdown of the auto segment. In 2001, OEM represented 15% of the unit's sales and 6% of the Company's sales. Fiberglass volumes were down by 8.5% due mainly to the above-mentioned shutdown of one of its furnaces to finish major maintenance work and as a result increase capacity. Results of the Flat Glass business for the quarter and the full year include the segment of Fiber Glass, formerly managed within Diverse Industries. In 2001, Fiber Glass represented approximately 5% of the aggregate business unit sales for both the quarter and the year, and 6% for 2000.

EBIT and EBITDA
Mainly a strong peso that promoted imports and reduced income in peso terms, affected EBIT and EBITDA margins on a YoY basis for the quarter. Also, market conditions have resulted in reduced demand, which has continued to increase price pressures for the Company. On the foreign subsidiaries front, there are still efforts that are being made to bring the former Harding Glass business into the operations efficiency levels of VVP America. Efforts have been made to reduce costs, such as a personnel reduction of 3% in the last quarter. Operating efficiencies have been improved, which has allowed the company to partially compensate for the market slowdown of this last quarter. Further efforts are being made to increase efficiencies and improve the product mix. The unit went at the end of 2000 into a series of reorganizations that benefited the cash flow generation by a better tax planning and at the same time improving sales service toward clients, however, due to such event, during the quarter some labor expenses were incurred in lieu of payment of PSW that also impacted EBIT and EBITDA. The recently integrated fiberglass segment represented approximately 13% of EBIT and 11% of EBITDA for the year.

Glass Containers
(32% of sales)

Sales

Total YoY sales of the Glass Containers business unit increased by 8.7% in dollar terms. The beer, soft drink, wine and cosmetic segments contributed to most of the improvement. Also, focusing in more profitable niche segments paired with more effective marketing to the end consumer has yielded better sales. The export market remained practically flat. Sales from foreign subsidiaries increased as a result of the global strategy of the unit to help cover unattended demand in the south of Mexico and north of Central America, due to lack of capacity at the Mexican plants. Alcali (raw materials), showed a YoY increase in sales as a result of better market conditions for the products that it produces and distributes. The rest of the non-glass segments were affected by the slowdown of the U.S. and Mexican economy. Results of the Glass Containers business unit for the quarter and the full year included the results of the ampoules, capital goods, raw materials and aluminum can segments, formerly managed by Diverse Industries. In 2001, these segments represented 2001 20.3% of net sales, compared with 22.3% for the previous year. For the quarter, the non-glass segments decreased YoY by 10.9%.

EBIT and EBITDA
The glass segment showed an improvement QoQ of around 110 basis points in its EBITDA margins due to cost efficiency measures and a better sales mix. On an annualized basis, the recently integrated non-glass units represented approximately 14% of EBIT and 16% of EBITDA for the year, compared with 16% of EBIT and 17% of EBITDA for 2000. With the exception of Alcali (raw materials), the rest of the non-glass segments were negatively affected by the strong peso and pressures on prices due to a condition of over-supply for the aluminum can segment and favorable imports that have affected the ampoules segment. Glass Containers underwent at the end of 2000 several reorganizations that benefited the cash flow generation, leaded to a better tax planning and improved service to clients. At the same time, the above-mentioned reorganizations resulted in some extra labor expenses, in lieu of payment of profit sharing to workers, which affected margins during the quarter.

Glassware
(9% of Vitro's sales)

Sales

The decrease in consolidated net sales on a YoY basis continued to be attributable to the decline in demand, both in the U.S. and Mexican economies, for both glass and plastic products. The decline in sales is also attributable to an increase in import products, especially from European and Asian competitors, as a result of a strong peso and the continued decline in import tariffs, which affected revenues in the domestic market. In the export market, sales continued to decline as a result of a slowdown in demand for the hotel, restaurant service, and industrial products (coffee carafes, blenders, etc.). Volumes for IVQ'01 showed an increase of 10% over IIIQ'01, but decreased YoY by 13%. Plastic volumes showed an increase over IIIQ'01 of 5.4%, but decreased YoY by 8.7%. The recently integrated, for management purposes, plastic segment, formerly part of Diverse Industries, represented approximately 21% of Glassware sales for both the quarter and the year 2001. For 2000, it represented 19% of the unit's sales. Glassware's management is focusing on improving returns by renewing and maintaining a constant commitment to improve its line of offered products, improving the sales mix toward niche markets and focusing more on the distribution front.

EBIT and EBITDA
YoY, IVQ'01 results decreased by 44.0% mainly as a result of lower sales and thus lower fixed cost absorption. The less attractive sales mix due to the decline in demand in the most profitable segments and exports at prices that may not be met in industrialized economies also affected both EBIT and EBITDA margins. Management continues its strategy of maintaining low inventories, in an effort to increase cash flow generation, improving product innovation and client service, and focusing on distribution efforts. Reorganizations made to increase cash flow resulted in some extra labor expenses for the period paid in lieu of PSW, which affected the EBIT and EBITDA generation. The recently integrated plastics segment represented approximately 18% of EBIT and 16.5% of EBITDA for IVQ'01, and 15% for both EBIT and EBITDA for the year.

Acros Whirlpool
(23% of sales)

Sales
During the quarter, demand from the export market for products of this business unit increased in unit terms more that 31%, despite the U.S. economic downturn. The new range platform contributed to most of the increase, followed by the refrigerator segment, since Acros Whirlpool's export models represent a more affordable option for the U.S. consumers. This trend helped offset flat sales shown in the domestic market, which are being affected by low-price imports benefited by the strong peso and a general slowdown in the appliances sector. For the year, volumes increased by 8%, due mainly to the introduction of the new range platform and the certain models within the refrigerator segment.

EBIT and EBITDA
Profitability continued to be affected mainly by pricing pressures, mostly from Korean imports into the domestic market. The increased participation of dollar denominated sales via exports, helped offset the pressures shown on the domestic front. Management of Acros Whirlpool is focusing on improving the product mix to improve margins, such as refrigerators over nine feet in size, the consolidation of the new range platform, which is likely to result in operating efficiencies, the new refrigerator line to be produced, and a new import model in the washer segment.

Key Developments

DEBT REFINANCING

The Company's internal resources, existing credit facilities coupled with additional facilities being completed, a capital-markets raising exercise in the Mexican domestic market, and proceeds from divestitures, are expected to be used as means to refinance the Company's Yankee Bond that matures in May of 2002.

DEBT REDUCTION

Debt was reduced by approximately US$58 million for the year to US$1,576 million, notwithstanding significant expenditures resulting from a corporate reorganization (US$34 million) and the acquisition of Cristalglass. Also, efforts have been made to reduce holding company debt. This reflects the Company's desire to improve its financial ratios towards investment grade levels.

ACROS WHIRLPOOL

The Company announced today that it has reached an agreement in principle with Whirlpool Corporation, to sell its 51% controlling interest in Acros Whirlpool. The transaction was approved by Whirlpool's and Vitro's boards last week, and still requires approval by the competent authorities and Vitro's shareholders. The transaction, which is expected to be completed during the second quarter of this year, is consistent with Vitro's efforts to concentrate in its core businesses.

DIVESTITURE PLAN UPDATE

The Company has been negotiating agreements that are near completion, for the sale of two businesses. One transaction should result in the Company receiving applicable proceeds in the near future. A second transaction is currently being negotiated, but requires government approvals that may slowdown completion. Other divestitures are not currently being pursued as aggressively awaiting for better market conditions. Although there can be no assurance that such sales will be completed, Vitro remains committed to divest non-strategic assets.

JOINT VENTURE WITH AFG INDUSTRIES

The Company has continued the negotiations of the relevant agreements with AFG to convert a glass containers facility in Mexicali into a flat glass production facility. The agreements are expected to be completed shortly and construction is expected to be commenced during the second half of this year.